April 12, 2017

Mark Cowan

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

RE:	RiverSource Life Insurance Co. of New York (“Company”)
RiverSource of New York Variable Annuity Account (“Registrant”)
Post-Effective Amendment No.8 on Form N-4
File Nos. 333-186220/811-07623

Dear Mr. Cowan:

This letter is in response to the Staff’s comments we received on April 7, 2017 for the above-referenced Post-Effective Amendment filing which we filed on or about February 24, 2017. Comments and responses are outlined below.

Comment 1.

The President’s letter should not be part of the prospectus. Also, the section with an Important Notice to Clients should not be signed if it is part of the prospectus.

Response: The President’s letter and Important Notice to Clients are not considered to be part of the prospectus. It is noted at the bottom of each page that “This page is not part of the prospectus”.

Comment 2.

In the “Contract in Brief – Free look period” section, it is stated that, if the law requires, we will refund all of the purchase payment. Is this disclosure relevant for a New York product? Also, please confirm supplementally that New York does not require a return of premiums. If it does, please revise disclosure to state that “if the law requires us to return premiums, we will refund the greater of all your purchase payment or contract value, as applicable.”

Response: New York requires a full refund equal to the sum of Contract Value and any fees paid or premium tax charged. For IRA contracts, pursuant to IRS guidance, the company must refund the sum of all purchase payments without any deductions for fees or premium taxes. Therefore, the statement in the disclosure “If the law requires, we will refund all of your purchase payments” was intended to address this federal law requirement. The disclosure is revised to read (revisions are underlined):

Free look period: You may return your contract to your financial advisor or to our Service Center within the time stated on the first page of your contract and receive a full refund of the contract value. The valuation date will be the date your request is received at our Service Center. We will not deduct any contract charges or fees. However, you bear the investment risk from the time of purchase until you return the contract; the refund amount may be more or less than the payment you made. If this is an IRA contract, we will refund all of the purchase payments.

Comment 3.

In the “General Account” section, revise “Subject to applicable state law...” statement since this is a New York contract.

Response: The statement has been revised to read:

Subject to applicable New York state law, we have sole discretion to decide how assets of the general account will be invested.

Comment 4.

In the “Purchase Payments –Additional purchase payment restrictions for contracts with the SecureSource series rider” section, reconsider deleting the term Annual lifetime payment since the term is defined in a letter preceding the prospectus and is not part of the prospectus.

Response: The term ALP is replaced with the “Annual Lifetime Payment (ALP).”

Comment 5.

In the “Annuitization Start Date” section, in the second to last paragraph, revise statement “ (subject to state requirements)”, since this is a New York contract.

Response: Since this is a New York contract, this statement is not applicable and therefore is deleted.

Comment 6.

In the “Optional Living Benefit Charges – SecureSource 4 NY Rider Charge and SecureSource 4 Plus NY Rider Charge” section,

a)	It is stated that charges are prorated among variable accounts and subaccounts but not the fixed account. Does this mean the charge does not come out of the fixed account or something else?

b)	Please clarify what rights are relinquished in the event described under (B) and how is it different from A(i)(iv).

Response:

a)	This statement means that charges for SecureSource 4 NY and SecureSource 4 Plus NY riders are deducted only from variable accounts and subaccounts and not the fixed account. The sentence is revised as follows:

We deduct this charge pro rata from the subaccounts in the same proportion that your interest in each subaccount bears to your total variable account contract value. No portion of the charge is deducted from the fixed account.

b)	Under (A), the rider is retained but the rights listed in (i)-(iv) are relinquished. The rider is effectively “frozen” at the current guaranteed amount. Under (B), the rider is fully terminated at the client’s request.

Comment 7.

In the “Surrenders - Receiving Payment” section, in the last sentence, replace “that has not cleared” with “until cleared”.

Response: The sentence is revised to read:

We may also postpone payment of the amount attributable to a purchase payment as part of the total surrender amount until cleared from the originating financial institution.

Comment 8.

Please add disclosure regarding the Annual Credit on the cover.

Response: The following disclosure is added to the cover page of the prospectus:

The contracts with SecureSource Series riders provide for Annual Credits. Annual Credits increase the lifetime benefit but may result in higher rider charges that may exceed the benefit from the Annual Credits.

Comment 9.

In the “Optional Living Benefits – SecureSource 4 NY Rider and SecureSource 4 Plus NY rider”,

a)	In the first paragraph clarify if riders have to be elected at issue.

b)	For each rider, to the extent applicable, clearly disclose the contingent nature of the guarantee, e.g,, the chance of outliving contract value and actually receiving lifetime payments from the insurer is, particularly with conservative investment restrictions, is minimal.

c)	The following statement should be revised into Plain English:

Also, if the contract value is 20% or more below purchase payments increased by any contract anniversary gains or Annual Credits and adjusted for withdrawals, the Income Bonus will not be included in the Lifetime Payment Percentage (see Withdrawal Adjustment Base described below).

d)	Please clarify if the joint ownership and joint annuitants are not allowed only for contracts signed on or after May 1, 2017.

e)	The appendix where the terms of the riders for contracts purchased prior to May 1, 2017 should be cross-referenced here or at the beginning of the prospectus.

f)	Income Bonus - Please give Plain English description of the Income Bonus (e.g. provides additional income under the rider). Also, revise the third paragraph to be more Plain English compliant.

g)	In the “SecureSource 4 Plus NY: Annuity Provisions” section, why is the word “Plus” stricken from the name of the rider?

Response:

a)	The first sentence in the first paragraph is revised to read:

The SecureSource 4 NY rider is an optional benefit that you can elect at time of application for an additional charge.

b)	The following is added as the second to last sentence to the first paragraph for each rider:

Lifetime payments will be made by us in the event your contract value is depleted. If you die before the contract value is depleted, you will not receive any monetary value from the rider.

c)	The statement is revised and reads:

Each year, your lifetime benefit may or may not include an Income Bonus. If the contract value is 20% or more below the WAB, the Income Bonus will not be available.

d)	Joint ownership and joint annuitants were allowed for contracts with applications signed before May 1, 2016. For contracts with applications signed on or after May 1, 2016, joint ownership and joint annuitants are not allowed.

e)	Complied. We have reorganized the section and moved a section cross-referencing contracts with applications signed prior to May 1, 2017 right after the heading “Optional Living Benefits”.

f)	The first four paragraphs of the section are revised as follows:

Income Bonus: The Income Bonus may provide additional income under the rider. Availability of the Income Bonus is determined at the time of your first withdrawal each contract year. The benefit determining percentage is a comparison of your contract value and the Withdrawal Adjustment Base (WAB). If the benefit determining percentage is less than 20%, then the Lifetime Payment Percentage will include the 1% Income Bonus when calculating the ALP (unless the Lifetime Payment Percentage is set to a fixed percentage as described below).

The benefit determining percentage is calculated on each valuation date as follows, but it will not be less than zero:

1 – (a/b)

a = Contract value at the end of the prior valuation period

b = WAB at the end of the prior valuation period

After the ALP is established, the first withdrawal taken in each contract year will set the Lifetime Payment

Percentage to a fixed percentage for the remainder of the contract year except as noted below. Following each rider anniversary, the availability of the 1% Income Bonus, and therefore the Lifetime Payment Percentage, can change on each valuation date until a withdrawal is taken in that contract year. For more information on how this rider operates, please see Appendix E: Example – Optional Living Benefits – SecureSource 4 NY /SecureSource 4 Plus NY Rider”.

g)	The word “Plus” was deleted due to typographical error. It is reinserted and the name of the rider corrected to read “SecureSource 4 Plus NY”.

Comment 10.

In the “Investment Allocation Restrictions for Living Benefit Riders”,

a)	Please provide your basis for changing these terms for existing contracts. Many of these seem to be material changes to contracts already issued. In particular, the change that allows you to down to one option.

b)	Please disclose the reasons for the investment restrictions (i.e., less risk on the insurer and greater chance the benefit will never need to be paid by the insurer.).

c)	State that you will obtain any necessary regulatory approvals and provide any required notice to contract owners prior to any substitution of any Fund. Also, if already not described in the prospectus, specify the notice requirements for closing or restricting funds.

d)	Is the statement that” Each Fund has an investment objective of pursuing total return while seeking to manage the Fund’s exposure to equity market volatility” true for any Portfolio Stabilizer Fund? Can a contract holder be left with one fund that is not exposed to the equity markets?

Response:

a)	We are not changing the terms for existing contracts. With the addition of funds and an editorial decision to define the Portfolio Stabilizer funds as “the Funds” in the first paragraph, certain content was moved from the second paragraph to the first. The disclosure that the number of available Funds may be reduced to one is existing disclosure.

b)	The section has been revised to include the following:

We require investment in the Funds in order to reduce our financial risk and expense in offering guaranteed living benefits.

c)	The section has been revised to include the following statement:

We will obtain any necessary regulatory approvals and provide you with any required notice prior to any substitution of the Funds. (See the “Substitution of Investments” section in this prospectus).

d)	We confirm that all Portfolio Stabilizer funds pursue total return while seeking to manage the Fund’s exposure to equity market volatility.

Below is revised section with all of the above referenced revisions underlined:

If you elect SecureSource series rider or Accumulation Protector Benefit rider, you are required to invest your contract value in the Portfolio Stabilizer funds (the Funds) under the terms of the rider. We require investment in the Funds in order to reduce our financial risk and expense in offering guaranteed living benefits. The Funds are available to all contract owners, regardless of whether a living benefit rider has been elected. Currently we offer seven Funds and the number of available Funds may be reduced to one.

We reserve the right to add, remove or substitute Funds at any time and in our sole discretion. We also reserve the right, upon notification to you, to close or restrict any Funds. Any change will apply to current allocations and or to future purchase payments and transfers. If we remove, restrict or substitute any Funds, transfers made to reallocate purchase payments or contract value will not count toward your annual transfer limitations (if any). We will obtain any necessary regulatory approvals and provide you with any required notice prior to any substitution. (See the “Substitution of Investments” section in this prospectus).

Comment 11.

In the “Annuity Payout Plans” section,

a)	In the case of each annuity payout option, please clarify what happens if the annuitant dies before any payment.

b)	Please note that if variable and fixed payout options are offered, the default must be the variable payout, in accordance with Guide 12 to N-4 option.

Response:

a)	The following paragraph is added to the “Annuity Payout Plans” section:

For Plan A, if the annuitant dies before the initial payment, no payments will be made. For Plan B, if the annuitant(s) die before the initial payment, the payments will continue for the guaranteed payout period. For Plan C, if the annuitant(s) die before the initial payment, the payments will continue for the installment refund period. For Plan D, if both annuitants die before the initial payment, no payments will be made; however, if one annuitant dies before the initial payment, the payments will continue until the death of the surviving annuitant.

b)	Noted.

Comment 12.

In the “Appendix A: The Funds” section,

a)	You should also indicate options that were offered to contract owners prior to May 1, 2017, if different than what is shown in the table.

b)	Please confirm that funds listed in the Appendix A will be consistent with portfolio companies shown on the cover page.

Response:

a)	There is no difference between investment options offered prior and after May 1, 2017.

b)	Confirmed.

Comment 13.

In the “Appendix E: SecureSource Series Riders Disclosure”, revise header and add that it applies to contracts offered with applications signed prior to May 1, 2017.

Response:

The header is revised to read “Appendix E: SecureSource Series Riders Disclosure (Offered for contracts with applications signed prior to May 1, 2017).”

Comment 14.

In the “Appendix F: Additional RMD Disclosure”, define RMD in the header.

Response:

The header is revised to read “Appendix F: Additional Required Minimum Distributions (RMD) Disclosure”.

If you have any questions concerning this filing or responses to the comments, please contact me at (612) 671-3767, or Boba Selimovic at (612) 671-7449.

Sincerely yours,

/s/ Dixie L. Carroll
Dixie L. Carroll Counsel